Exhibit 99.3

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 – Name and Address of Company:

Golden Star Resources Ltd. (“Golden Star” or the “Company”)

150 King Street West

Sun Life Financial Tower, Suite 1200

Toronto, Ontario

M5H 1J9

Item 2 - Date of Material Changes:

July 25, 2016

July 26, 2016

August 3, 2016

Item 3 – News Release:

Two news releases regarding the material changes were disseminated by the Company over CNW Group on July 25, 2016; two news releases regarding the material changes were disseminated by the Company over CNW Group on July 26, 2016; and one news release regarding the material changes was disseminated over CNW Group on August 3, 2016.

Item 4 – Summary of Material Change:

On July 25, 2016, Golden Star announced an underwritten public offering (the “Equity Offering”) of up to US$30.0 million of its common shares (the “Common Shares”) and the grant to the underwriters of the Equity Offering of a 30-day option to purchase up to 15% of the offering amount to cover over-allotments, if any, and for market stabilization purposes (the “Over-Allotment Option”).

On July 25, 2016 the Company also announced a private placement offering (the “Note Offering”) of US$65.0 million aggregate principal amount of convertible senior notes due 2021 (the “Notes”).

On July 26, 2016, Golden Star announced the pricing of the Equity Offering.

On July 26, 2016, the Company announced the pricing of the Note Offering.

On August 3, 2016, the Company announced that each of the Equity Offering and the Note Offering had closed, including full exercise of the Over-Allotment Option in respect of the Equity Offering.

Item 5 – Full Description of Material Change:

5.1          Full Description of Material Change

On July 25, 2016, Golden Star announced the Equity Offering and the grant of the Over-Allotment Option.

On July 25, 2016 the Company also announced the Note Offering of US$65.0 million aggregate principal amount of Notes.

On July 26, 2016, Golden Star announced that the Equity Offering is for 40,000,000 Common Shares at a price of US$0.75 per share and the Over-Allotment Option is to purchase up to US$4.5 million, or 6,000,000 Common Shares, for gross proceeds of up to US$34.5 million from the Equity Offering.

On July 26, 2016, the Company announced that the Notes bear interest at a rate of 7.0% per annum, payable semi-annually on February 1 and August 1 of each year, beginning on February 1, 2017, and will mature on August 15, 2021, unless earlier repurchased, redeemed or converted. The Notes are convertible at any time at the option of the holder, and may be settled, at the Company’s election, in cash, Common Shares, or a combination of cash and Common Shares. The initial conversion rate of the Notes is 1111.1111 Common Shares per US$1,000 principal amount of Notes, which is equivalent to an initial conversion price of approximately US$0.90 per Common Share. The conversion rate is subject to adjustment upon the occurrence of certain events.

On August 3, 2016, the Company announced that each of the Equity Offering and the Note Offering had closed, including full exercise of the Over-Allotment Option in respect of the Equity Offering.

As part of the Note Offering, the Company entered into exchange and purchase agreements with two holders of its 5.0% convertible senior unsecured debentures due June 1, 2017 (“Convertible Debentures”) to exchange US$42.0 million principal amount of the outstanding Convertible Debentures for an equal principal amount of newly issued Notes (the “Exchange”), with such principal amount being included in the total aggregate principal amount of the Note Offering. The Company did not receive any cash proceeds from the Exchange.

The Company intends to use the net proceeds from the Equity Offering and the Note Offering of approximately US$32.4 million and US$21.2 million, respectively, to strengthen its balance sheet by retiring certain of its outstanding indebtedness, including through the repurchase of the Convertible Debentures pursuant to the Exchange and the repayment of its secured medium term loan facility with Ecobank Ghana Limited, and will use any remaining funds for general corporate purposes.

5.2                               Disclosure for Restructuring Transactions

Not applicable.

Item 6 – Reliance on subsection 7.1(2) of National Instrument 51-102:

Not applicable.

Item 7 - Omitted Information:

Not applicable.

Item 8 – Executive Officer:

André van Niekerk, Executive Vice President and Chief Financial Officer
Phone:  (416) 583-3800

Item 9 – Date of Report:

August 4, 2016